BRIGHT MINDS BIOSCIENCES ANNOUNCES RECEIPT OF NASDAQ NOTIFICATION LETTER REGARDING MINIMUM BID PRICE DEFICIENCY

Vancouver, British Columbia, January 27, 2023 – Bright Minds Biosciences Inc. (CSE:DRUG) (NASDAQ:DRUG) (“Bright Minds” or the “Company”) announces that it has received a notification letter (the “Notification Letter”) from the Nasdaq Stock Market LLC (“NASDAQ”) dated January 26, 2023, notifying the Company that due to thirty consecutive business days of closing bid prices for the common shares in the capital of the Company (the “Shares”) being below US$1.00 per Share, Bright Minds is not compliant with the minimum bid price requirement set forth in NASDAQ Listing Rule 5550(a)(2).

The Company has been provided 180 calendar days, being until July 25, 2023 (the “Compliance Period”), to regain compliance, which may be done by having a closing bid price of at least US$1.00 for a minimum of 10 consecutive business days during the Compliance Period.

The receipt of the Notification Letter has no immediate effect on the listing of the Company’s Shares, which will continue to trade uninterrupted on each of the Canadian Securities Exchange and NASDAQ under the symbol “DRUG”.  To address the issue, the Company will continuously monitor its closing bid prices between now and July 25, 2023, and evaluate its options to regain compliance with NASDAQ Listing Rule 5550(a)(2) before such date. The Company anticipates resolving the deficiency within the compliance period.

About Bright Minds

Bright Minds is focused on developing novel transformative treatments for neuropsychiatric disorders, epilepsy, and pain. Bright Minds has a portfolio of next-generation serotonin agonists designed to target neurocircuit abnormalities that are responsible for difficult to treat disorders such as resistant epilepsy, treatment resistant depression, PTSD, and pain. The Company leverages its world-class scientific and drug development expertise to bring forward the next generation of safe and efficacious drugs. Bright Minds’ drugs have been designed to potentially retain the powerful therapeutic aspects of psychedelic and other serotonergic compounds, while minimizing the side effects, thereby creating superior drugs to first-generation compounds, such as psilocybin.

Investor Contacts:

Lisa Wilson

E: lwilson@insitecony.com

T: 917-543-9932

Ian McDonald

CEO and Director

E: ian@brightmindsbio.com

T: 917-543-9932

This news release includes certain statements that may be deemed “forward-looking statements”. All statements in this new release, other than statements of historical facts, that address events or developments that the Company expects to occur, are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “intends”, “estimates”, “projects”, “potential” and similar expressions, or that events or conditions “will”, “would”, “may”, “could” or “should” occur. Forward-looking information in this news release includes statements related to future remedies of the Company’s non-compliance with NASDAQ Listing Rule 5550(2)(a), including its continuous monitoring of the closing price of the Shares or related actions that may be taken to regain compliance. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in the forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward-looking statements are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made. Except as required by applicable securities laws, the Company undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change.

Neither the Canadian Securities Exchange nor its Regulation Services Provider accepts responsibility for the adequacy or accuracy of this release.